EXHIBIT 12.2

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

						Three Months Ended
	Year Ended December 31					March 31
	____________________________________________					_________________
	1997	1998	1999	2000	2001	2001	2002
	_______	_______	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$137,350	$159,870	$146,124	$152,322	$128,970	$34,094	$30,422
Interest capitalized during the period	10,575	1,341	238	1,458	1,945	287	1,074
Interest factor related to noncapitalized leases (a)	11,931	11,308	13,065	13,394	11,729	3,192	2,895
Adjustable conversion-rate equity security unit distributions	-	-	-	-	947	-	3,266
	_______	_______	_______	_______	_______	_______	_______
Total fixed charges	159,856	172,519	159,427	167,174	143,591	37,573	37,657
Preferred stock dividend requirements - pretax	44,686	19,940	17,129	16,019	15,180	7,634	7,228

Combined fixed charges and preferred	_______	_______	_______	_______	_______	_______	_______
dividend requirements	$204,542	$192,459	$176,556	$183,193	$158,771	$45,207	$44,885
	=======	=======	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$(28,930)	$(16,878)	$355,940	$298,331	$(47,611)	$(57,865)	$(7,399)
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	5,180	3,791	(6,115)	(2,061)	8,039	1,964	1,573
Total fixed charges	159,856	172,519	159,427	167,174	143,591	37,573	37,657
Less interest capitalized	(10,575)	(1,341)	(238)	(1,458)	(1,945)	(287)	(1,074)
	_______	_______	_______	_______	_______	_______	_______
Total earnings (losses) before fixed charges	$125,531	$158,091	$509,014	$461,986	$102,074	$(18,615)	$30,757
	=======	=======	=======	=======	=======	=======	=======

Ratio of earnings to combined fixed charges and preferred dividend requirements	-	-	2.88	2.52	-	-	-

Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$79,011	$34,368	$-	$-	$56,697	$63,822	$14,128

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.